Invest in Back To Space

Main Street Technology Entertainment Education Adventure

Buy a piece of the moon - on Earth! Meet Apollo Astronauts. Compete for ride to space.

BACKTOSPACE.COM DALLAS TEXAS


BACK TO SPACE



As a serial entrepreneur, I can attest to the fact that fewer and fewer American kids are becoming engineers. The result: Our corporations are struggling to find engineers to fill slots. Our impact will fix this problem. Back To Space has two objectives: 1,) make money, and 2.) create a game-changing impact.

Michael Gorton CEO and Co-founder @ Back To Space

Why you may want to invest in us...

1. Strong Team— we've collectively founded 31 companies, creating over $6B in wealth.
2. Talented Producers— with 14 Primetime Emmy Awards between our 2 producers, including Amazing Race and Apollo 13.
3. Incredible Science Advisors— with 3 Apollo astronauts as advisors. No one has that!
4. Experienced Business Advisors—with a broad cross-section of sectors from the highest pinnacles of business.
5. While producing value for stakeholders, we will change the world and ensure stakeholders have fun too.
6. Our digital media strategy and platform surpassed 500K views in the first 4 months.
7. The Back To Space impact is essential for corporations hiring engineers and scientists in the US.
8. We have four lead investors who each invested $125,000 or more.
9. **Lead Investor**: One of our private investors invested $125,000 on these terms

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Gorton

CEO and Co-founder

Twelve-time serial entrepreneur (most significantly NYSE: Teladoc). Best-selling author. World adventurer with degrees in physics, engineering and law. Success comes from surrounding yourself, and listening to smart, successful individuals.



Danielle Dallas Roosa

Founder

Former NASA intern. Granddaughter of Apollo 14 Command Module Pilot: Stuart Roosa. Creator of the Space News Flash, which Back to Space now publishes weekly. In the first 8 weeks, the series has grown to over 250,000 views.

Why people love us



"As one of the founding lead investors it has been great to see the progress of team and the impact they are already making in STEM!!"

Chris Macfarland

Lead Investor in Back to Space | Executive Chairman and CTO at Masergy

See more on Buzz

Some of our investors

WE'VE RAISED $1,278,065 FROM 70+ INVESTORS SINCE OUR FOUNDING



Mark Victor Hansen

Co-author Chicken Soup for the Soul series



Alexander Clarence McIntosh

Investor & Entrepreneur



Clinton Noel Foster, SR

RETIRED USAF. RETIRED DEPT. OF VETERANS AFFAIRS. LIKES HISTORY; READS AND WRITES POETRY.



Frank Gaertner

Retired scientist, biotech cofounder of Mycogen Corp



Gary Johnson

I invest in startups that aim to help society. I'm also looking for partners to develop and promote my business ideas.



Michael Chang

A technologist, I had worked on software and video games for 20+ years. Looking to invest in life-changing products that change the world.



Francisco Azcunaga
Value Investor



Guilherme Caetano
15 Years of diverse experience across CPG, Telecom and Transportation Ind's, leading M&A, Integration, turnarounds and Sales organizations.


I WANT YOU
FOR OUR TEAM

Dwain Yeater
Founder of Discover Con™

along with 61 other investors

Downloads

BTS-Investor-CF-2.pdf
BTSOneSheet-2020.pdf

The Story of Back To Space

Danielle Dallas Roosa, granddaughter of Apollo 14 command module pilot Stuart Roosa came up with the concept three years ago. The goal then, and still is to have a **for-profit** platform that entertains and inspires a broad interest in space, engineering, and science. People think there is a lot of that, but unfortunately, the trend shows just the opposite. The US is quickly falling behind the world in the production of engineers. Our country's strength is the technology we produce, and now, we cannot find young talent to fill the job requirements.


Countries with the most STEM Grads
JAPAN
195
INDONESIA
210
IRAN
350
USA
580
RUSSIA
585
INDIA
2,600
CHINA
4,700
Forbes
statista
Source: World Economic Forum
Grads x 1000
1,000
2,000
3,000
4,000
5,000

Danielle reached out to serial entrepreneur: Michael Gorton

In the summer of 2017 Michael Gorton began looking at the concept. As a serial entrepreneur who has built significant companies, he agreed to join the team under the following two conditions: 1.) He must be allowed to create a business model capable of creating significant shareholder value, and 2.) The end result of the company must have a significant impact. **Back To Space does both**.

Our Team



Back To Space core Team
MICHAEL GORTON, President is a 12-time Serial Entrepreneur with 28 years of experience building companies in the telecom, music and entertainment, energy, healthcare, education, book publishing, and water remediation industries, and is a strong believer that focus and persistence lead to success. Michael was founding CEO of Teladoc, named by MIT as one of the Top 50 Smartest Companies in the World in 2015 and currently the world's leading telemedicine company with a $5.6 billion NASDAQ market cap. He led Internet Global from concept to the #1 ranked Internet provider in North Texas and the construction of the world's first DSL network and one of the first VOIP networks. Michael's startups have created more than $6 billion in wealth. Two of Gorton's books have become bestsellers.
DANIELLE ROOSA, Co-Founder & Chief Communications Officer is the granddaughter of Apollo 14 astronaut Stuart Roosa. While studying Communications at UMASS Amherst she interned at NASA HQ, MTV, and Premier PR in London. During Danielle's internship at NASA, she noticed a fundamental lack of interest in the Apollo program and STEM among her peers. After graduating Summa Cum Lade she moved to Los Angeles to pursue acting and producing. In the last three years, she has written and produced award winning short films. Danielle created the Back To Space idea to bridge her passions for space and the entertainment industry.
ERIC LENINGTON, Chief Technical Officer, is a 19x serial entrepreneur, angel investor, and public speaker with extensive experience in technology and business, ranging from embedded systems to telecom networks to cloud computing and cyber security. Early ventures included business software for some of the first personal computers, a worldwide network for reliable digital message delivery, wireless test equipment, and RAID storage subsystems. Eric has spent most of the last 25 years at pioneering telecom companies. Since 2015, he has been focused on the emerging Internet of Things market, investing in and mentoring startups in this space, as well as founding software provider ObjectSpectrum in 2016.
JACK ROOSA, Flight Director watched his father travel to the moon on Apollo 14. Jack attend the U.S.A.F. Academy and became a decorated Top Gun fighter pilot with 80 combat missions and over 3700 hours in the F-16 and other high-performance aircraft. Jack was awarded the Meritorious Service Medal, Air Medal, Aerial Achievement Medal, Presidential Unit Citation Award with Valor, and the Combat Service Medal. He currently works in management for a major Defense Company, responsible for all P&L activities and a team of approximately 140 people. Jack is an avid pilot and self-professed "adrenaline junkie". He has parachuted out of airplanes, flown experimental aircraft, is SCUBA certified and loves to travel.
BACK TO SPACE
12



Apollo Astronaut Team
Walt Cunningham
Apollo 7 LM Pilot
Head Skylab Branch of Apollo Astronauts
Physicist and Harvard MBA
Author
NASA Distinguished Service Medal
NASA Exceptional Service Medal
Medal of Valor, American Legion
International Space Hall of Fame
U.S. Astronaut Hall of Fame
Iowa Aviation Hall of Fame
International Air & Space Hall of Fame
Al Worden
Apollo 15 Command Module Pilot
Guinness Book of World Records as the "Most isolated human being"
First Deep-Space EVA, and J-Mission
NASA Distinguished Service Medal - 1971.
International Space Hall of Fame
U.S. Astronaut Hall of Fame
In 2016, Worden was inducted into the International Air & Space Hall of Fame
Poet and author
Charlie Duke
Apollo 16 Lunar Module Pilot.
Cap Com for Apollo 11
Youngest man to walk on the Moon
Backup LM Pilot for Apollo 13 and 17
Took his family picture and left it on the Moon
Competed in the First Lunar Olympics
Second J-Mission on Lunar Surface
Tenth man to walk on the Moon with 265 hours in space and 20 hours on the Moon.
BACK TO SPACE
*Note: Buzz Aldrin has agreed to advise the Team



Back To Space Advisors
MARK VICTOR HANSEN is a celebrity speaker, author, co-creator of Chicken Soup for the Soul and over 100 other bestselling books, who holds two Guinness records for selling over five hundred million books. Mark has spoken in 78 countries and appeared on over 5000 major TV and radio shows like Fox, CNN, and Oprah. Known as "America's Ambassador of Possibility," Mark is a transformational trainer who creates breakthroughs in mere moments. Mark's business colleagues, scholarship assets and media resources help Back To Space management and Group 1 Ambassadors accomplish a wide array of objectives. He is a valuable partner in providing project and business development oversight, marketing expertise and national and international strategic connections.
JIM KEYES served as the former CEO Blockbuster and of 7-Eleven Inc, where he helped to achieve 36 consecutive quarters of same-store sales increases. Prior to 7-Eleven, he held various field and headquarters positions in a five-year tenure with Gulf Oil Corporation. He joined CITGO Petroleum in 1985. He was the founder of the Education is Freedom Foundation, a Member of Board of Overseers of Columbia Business School, and a Director of the SMU Cox School of Business. Other Board seats include the American Red Cross, Murphy USA Inc., Americas Strategic Alliances, L.L.C., the Dallas Center for Performing Arts, The Dallas Symphony Association, the Cooper Institute, and the Dallas Education Foundation. He received the Horatio Alger Award in 2005
PATRICK SEAMAN was Mark Cuban's first employee where he served as CTO at Broadcast.com. He now provides Fractional CXO services, consulting and guidance for several companies, including WhichBox Media, KraftWurx, Digital Factory, and Lettuce Evolve. Patrick earned a B.S. in Applied Mathematics from the University of Texas at Dallas where he currently serves on the Board of Advisors of the School of Natural Sciences and Mathematics. Patrick cowrote the first major book on Internet broadcasting, Website Sound, the science fiction novel Accipiter War, and edited many other books as well as voice-acted in many full cast audio dramas while he was the Publisher at Timberwolf Press..
MACIEJ MAGA is one of the best known portrait artists of our time. Raised in Soviet Poland, Maga escaped to the west in the early 1980s, where he was embraced in Europe and the United States. Maga has painted over a thousand portraits including Pope John Paul, Ronald Regan, Chuck Norris and several Apollo astronauts. Maga's works have been featured alongside those of Hockney and Pablo Picasso in private collections and museums throughout Europe. Like many, Maciej has long held a fascination for space, and the Apollo era astronauts. He recently completed an Apollo 7 charcoal, now housed in the Frontiers of Flight Museum, and an charcoal of the three primary Back To Space astronauts, owned by a private donor. Maga is currently working on a major Apollo painting, slated to be unveiled in 2019.
ERIK SIMONS is a serial entrepreneur, pioneering online affiliate marketing networks and has founded multiple Internet companies around the globe, establishing software development companies in Eastern Europe and the Baltic regions.. Using his performance-based solutions, Simons generated several hundred million dollars in revenues for well- known advertisers such as BestBuy, Amazon.com, Disney, AT&T, and many more. Simons also founded Carmercial, the automotive industry's leading ad platform. He invented platforms for the optimization and distribution of web video for USOnetworks a leading platform for Internet-based, charity-driven crowd-funding site.
When he is not pushing a development team to the furthest edges of technology he is pushing his high G capable aerobatic aircraft to the limits during his aerobatic routines.
BACK TO SPACE
11

We created the Group One Ambassador concept in 2018

In the summer of 2018, the company was ready to begin operations. We signed up three Apollo astronauts: Walt Cunningham - Apollo 7, Al Worden - Apollo 15, and Charlie Duke - Apollo 16. They agreed to work with 25 high school aged kids focused on "Exponential STEM." The kids had to be smart in STEM curricula, but they also had to be diversified in their interests AND great communicators. Their job is to inspire kids their age through the concept: *If you can see one, you can be one*. The Group One Ambassadors have done several interviews of prominent people in space, including NASA Administrator Jim Bridenstine, Apollo 16 Lunar Module Pilot Charlie Duke, Apollo 8 and 13 astronaut Jim Lovell, NASA mission patch designer Tim Gagnon and several more.



Giant Lunar Map

In a few months, we will begin construction of a Guinness Book of World Records - scale map of the Moon. It will in fact, be the largest map on the planet. Like everything else, the Giant Lunar Map will inspire, and generate income for our stakeholders.Scale of 1 foot to 14 miles. 160-foot diameter, 20,000 square ft will be poured in reinforced concrete lasting for hundreds of years. Visitors will be able to walk on it and explore the features and surface. Embedded in the Moon, using GPS positioning, will be Augmented reality (software) that will be regularly updated so visitors can explore landing sites and see what the Moon really looks like from where they are standing. Lunar rover competitions for schools around the world. LED lighting will be installed to give us the ability to host Blue Moon, Harvest Moon, eclipses with Blood Red Moon and other Lunar festivals. Lunar rover competitions will be hosted for schools around the world. Students will navigate obstacle course from their home school room. Back To Space will sponsor regular rocket launch and landing competitions on the Giant Lunar Map.


Apollo 17
Sea of Tranquility
Sea of Serenity
Apollo 11
Apollo 15
Sea of Rains
Apollo 16
Copernicus
Tycho
Apollo 12
Apollo 14
Sea of Clouds
Ocean of Storms
6′
160′

We researched and found the best TV producers

Clearly, the best known and loved space movie is Apollo 13. Christopher Cowen was one of the young researchers on Apollo 13, who went on to produce Magnificent Desolation (IMax), From Earth to the Moon (HBO miniseries) and several other award-winning programs. Chris brought in Hayma Washington, former chairman of the Television Academy, and executive producer of The Amazing Race. We have worked with these two giants to create a TV show that we are now taking to the major networks. Our current goal is to select a TV network for the program in mid-2020.



TV co-Production Team
STATION 10
Christopher Cowen, Executive Producer
5 Primetime Emmy nominations, 2 PGA Awards
Apollo 13 – the movie (winner of Golden Globe, Oscar, & Screen Writers Guild)
From Earth to the Moon – HBO Miniseries
Magnificent Desolation – iMax Movie
1968 – The Year That Changed America
My Big Fat Greek Wedding
Decade Series – (60s, 70s, 80s, 90s)
Gettysburg
Killing Lincoln
Celebrity Adventure Club
...and dozens more
Hayma Washington, Executive Producer
Winner of 7 Primetime Emmys, 7 time nominee for PGA Awards
Chairman of the Television Academy
One of the most prolific and accomplished executives in Hollywood
The Amazing Race
Honey, I shrunk the Kids
Naked Science
Hurricane Hunters
Celebrity Adventure Club
...and dozens more
BTS-Station 10 Agreement Terms
Co-Executive Producers with Back To Space
Co-Developers of the program
50/50 Split of profits
BACK TO SPACE
10

Seven weeks ago we launched our Digital Platform

As of November 1, 2019, we are in the 7th week of a YouTube series called **Space News Flash**, which we have been releasing every Monday morning. In the 7 weeks, we have had over 260,000 views, and at the current rate will pass the One Million mark mid 2020. We recognize how competitive this sector is, but we also know how to create good content that is entertaining and consistent. We have managed to develop collaborations wand partnerships with Aviation Daily, SpaceFund, Universe Today and a few others. Growth through marketing and collaborations is our primary goal over the coming year.



Views for Space News Flash
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Reddit
Aviation Daily
Universe Today

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our goal is to create stakeholder value while we become the best, most inspirational media company in the world. In traditional media, Back To Space is working with two of the most accomplished producers in Hollywood to create a new TV show.
Both the digital and traditional media channels have two goals: 1.) Create revenue and stakeholder value, and 2.} Have an impact that inspires interest in science, engineering and space.

Where will your company be in 5 years?

Profitable AND Top 10 digital influencer online. Number one reality TV show. Inspiring students and adults to love science and engineering.

Why did you choose this idea?

As a serial entrepreneur, I can attest to the fact that fewer and fewer American kids are becoming engineers. The result: Our corporations are struggling to find engineers to fill slots. Our impact will fix this problem. Back To Space has two objectives: 1,) make money, and 2.) create a game-changing impact.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Twenty-five years ago, we produced more scientists and engineers than any country. Now we are in an anemic 4th place and slipping into 5th. Kids would rather be movie stars, or sit at home playing games.
At Back To Space, we will fix that.
As I often say:
Most people are destined for greatness, but their spark is never lit.
...Our job is to light it.

How far along are you? What's your biggest obstacle?

The foundation is built and the launch of our digital media is underway.
We have 3 Apollo astronauts, and several Advisers who read like a "Who's Who."
Our digital media platform has surpassed 260,000 views.
We have executed a contract with two of the most prominent producers in Hollywood to create our show.
We have designed and are prepared to build a 20,000 square foot map of the Moon that people can walk on and explore.

Now, our objective is to raise a small amount of capital to implement.

Who competes with you? What do you understand that they don't?

We have a fairly unique approach to media combined with science and engineering. In reality, it is our intention to collaborate with most of the media influencers that might be considered competition. We have already successfully begun that process. STEM has become a four letter word to high school kids. We are focused on adventure, excitement and the ability to change the world.

How will you make money?

Digital media: YouTube, special events, merchandise sales, sponsorship, advertising and podcasts. The larger digital media entities like Dude Perfect, are making over $100 million per year.

Traditional media: Our two producers have a combined 14 Prime time Emmy Awards, including Amazing Race and Apollo 13. The TV show will be like Amazing Race, but will blow the doors off anything ever done before. Amazing Race has become a billion dollar franchise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We must continue to grow, then monetize our digital strategy. It is a very tough and crowded environment.

Thus far, we have grown through collaboration and partnerships. We must continue to find new partners. This will become more and more difficult as we grow.

We must convince a major TV network to purchase our show, and that show has to be good enough to be renewed year after year.

We must find a way, other than cash flows to produce a liquidity event for our stakeholders.

Financials

Back To Space has financial statements ending December 31 2019. Our cash in hand is $23,945, as of September 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $29,190/month, and operational expenses have averaged $81,400/month.

At a Glance

January 1 to December 31


$$$$

$17,864 [85%]
Revenue



-$848,020
Net Loss


IOU!

$384,370 +44X
Short Term Debt



$1,176,190
Raised in 2019



$23,945
Cash on Hand
As of 09/30/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce digital media focused on STEM with the twist of being exciting and inspirational. We are also working with two of the most accomplished producers in Hollywood to create a new TV show.

Both the digital and traditional media channels have two goals:

1. Create revenue and stakeholder value

2. Have an impact that inspires interest in science, engineering and space.

We hope to be profitable, a top 10 digital influencer online, and a
number one reality TV show. Inspiring students and adults to love science and engineering

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Back To Space, LLC was incorporated in the State of Texas in December 2017.

Since then, we have:

- Serial entrepreneurs on the team have started 31 companies, creating over $6 billion in wealth for stakeholders.

- The Back To Space impact is essential for corporations hiring engineers and scientists in the US.

- While producing value for stakeholders, we will change the world, and mostly, have fun.

Historical Results of Operations

Our company was organized in December 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $17,450 compared to the year ended December 31, 2018, when the Company had revenues of $118,457.

- *Assets.* As of December 31, 2019, the Company had total assets of $919, all of which is cash. As of December 31, 2018, the Company had $92,054 in total assets.

- *Net Loss.* The Company has had net losses of $848,020 and $671,574 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $384,370 for the fiscal year ended December 31, 2019 and $8,493 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $40,000 in debt and $1,136,190 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Back To Space, LLC cash in hand is $23,945, as of November 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $29,190/month, and operational expenses have averaged $81,400/month, for an average burn rate of $110,590 per month. Our intent is to be profitable in 24 months.

The financial statements are as of November 14, 2019 and this entry is as of November 16, 2019 so there has been little change. We have received an additional investment of $25,000. In addition, our social media subscribers have increased substantially.

We have access to capital from private individuals and expect to due so in the future. We expect our social media revenue to increase substantially over the next six months, but we also intend to ramp up our social media expense to accelerate the trend. If need be, we can also use personal capital from the founding team and pause operations to limit expenses.

We hope to air our television program in Fall of 2020. The total cost of the first season will cost approximately $12 million to complete. Our goal is to have whatever television network that agrees to air the show fund the remainder of the cost, as that is typical in the industry. If that does not work, we will solicit accredited investors in our network to fund a total of $4,000,000, which we can use to create a smaller season of the show than we originally hope.

In season 1, we hope to generate approximately $100,000 per episode in revenue, although this cannot be guaranteed. We hope to produce 12 episodes per season at two seasons per calendar year with the intent of growing each year.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -4,747%	**Gross Margin:** 100%	**Return on Assets:** -92,276%
Earnings per Share: -$3.74	**Revenue per Employee:** $5,955	**Cash to Assets:** 100%
Revenue to Receivables: ~	**Debt Ratio:** 41,825%	

Back To Space Financials 2019.pdf

Back to Space Financial Statements- Reviewed v2.pdf

Risks

1. Success is dependent on certain Apollo astronauts and other luminaries. Most of the people are advanced in age, and able to be independent. There can be no assurance they will continue to work with the Company.
2. Company works with STEM-oriented children in middle school and high school and beyond as student researchers. Such students participate in Company-sponsored events. Children are subject to immature decisions and there can be no assurance that such children will not have a negative experience, or charge that they did.
3. Success of the traditional media component relies on our ability to secure a contract with a TV network.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Danielle Roosa	Back To Space Communications @ Back To Space	2018
Michael Gorton	Entrepreneur @ Back To Space	2018

Officers

OFFICER	TITLE	JOINED
Michael Gorton	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Danielle Roosa	54,316 Common Membership Units	24.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$18,050	Priced Round
04/2019	$25,000	Loan
03/2019	$15,000	Loan
10/2019	$1,136,190	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
24x8, LLC	03/03/2019	$15,000	$15,877	9.0%	04/01/2020	Yes
Keyes, LLC	04/01/2019	$25,000	$26,281	9.0%	04/01/2020	Yes

Related Party Transactions

Name	24x8, LLC
Amount Invested	$15,000
Transaction type	Loan
Issued	03/03/2019
Outstanding principal plus interest	$15,877 as of 11/2019
Interest	9.0 per annum
Maturity	10/31/2019
Outstanding	Yes
Current with payments	Yes
Relationship	The entity that issued the loan is run by the Company's advisor and fractional CFO, Eric Lenington

Name	Keyes, LLC
Amount Invested	$25,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$26,281 as of 11/2019
Interest	9.0 per annum
Maturity	04/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	The entity issuing the loan is run by the Company's Co-Founder, Jim Keyes

Use of Funds

$50,000	67.5% towards development of digital platform, including YouTube videos and PodCasts, 25% for General Operating expenses including salaries, office expenses, Astronaut and other consultant expenses, travel, and Group One Student Ambassador Exponential STEM expenses. 7.5% for Wefunder intermediary fee.
$1,070,000	25% for construction of Giant Lunar Map, 25% for marketing, development and growth of digital media, 42.5% for general operating expenses includes salaries, office expenses, Astronaut and other consultant expenses, travel, and Group One Student Ambassador Exponential STEM expenses. 7.5% for Wefunder intermediary fee. General Operating expense

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Membership Units	400,000	181,376	Yes
Preferred Membership Units	104,000	45,440	Yes

The Funding Portal

Back To Space is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

wefunder.com/backtospace/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.